Filed Pursuant to Rule 424(b)(3)

Registration No. 333-166858

PROSPECTUS SUPPLEMENT

(Prospectus dated May 14, 2010)

PIEDMONT OFFICE REALTY TRUST, INC.

Dividend Reinvestment Plan

9,000,000 Shares

The following information updates and supplements the Piedmont Office Realty Trust Dividend Reinvestment Plan Prospectus dated May 14, 2010.

Change of Plan Administrator. Effective January 10, 2011, the plan administrator will be The Bank of New York Mellon. In addition, effective January 10, 2011, Wells Capital, Inc. will no longer provide certain stockholder services related to the Dividend Reinvestment Plan.

All communications regarding the Dividend Reinvestment Plan should be sent to the administrator addressed as follows:

The Bank of New York Mellon c/o BNY Mellon Shareowner Services P.O. Box 358035 Pittsburgh, PA 15252-8035 Telephone: (866) 354-3485

Enrollment. An updated enrollment form is provided as Exhibit A to this prospectus supplement. Current participants in the Dividend Reinvestment Plan do not need to take any action to continue to participate.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 10, 2011.

EXHIBIT A

Login to Investor Service Direct® at

www.bnymellon.com/shareowner/equityaccess to

enroll online

or Complete and sign this paper form and mail in the

courtesy envelope provided to:

BNY Mellon Shareowner Services

P.O. Box 358035, Pittsburgh, PA 15252-8035

Enrollment Form for Piedmont Office Realty Trust, Inc.

Dividend Reinvestment Plan

Investor ID: [Investor ID]	To review your tax status, update your address, make account
Account Key: [Account Key]	changes, or sign up for MLinkSM for secure 24/7 online access to your financial documents, please visit
[Address line 1]	www.bnymellon.com/shareowner/equityaccess.
[Address line 2]
[Address line 3]	Please provide the following contact information:
[Address line 4]	Daytime phone
[Address line 5] [Address line 6]	(☐☐☐ ) ☐☐☐– ☐☐☐☐

To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. What this means for you: When you complete an enrollment application, we will ask for your name, address, date of birth, and other information that will allow us to identify you. Please be aware that we will verify the information you provide and may also ask for copies of your driver’s license or other identifying documents.

To participate in the Piedmont Office Realty Trust, Inc. Dividend Reinvestment Plan, complete and sign this enrollment form and return it in the enclosed envelope.

This will authorize Piedmont Office Realty Trust, Inc. to forward to the Administrator all of the quarterly cash dividends you receive to be invested to purchase additional shares. All investments are made subject to the terms and conditions of the Plan as set forth in the accompanying Prospectus.

This authorization and appointment are given by you with the understanding that you may terminate them at any time by so notifying the Administrator.

Please indicate your participation below. Return this form only if you wish to participate in the DRP. If your shares are held by a Broker or Nominee, you must contact your Broker or Nominee to participate in the DRP on your behalf.

☐	Yes, I would like to participate in the DRP and reinvest all of the dividends declared and payable to me on all classes of common stock in additional shares of Class A common stock.

Account Authorization Signature

My/Our signature(s) below indicates I/we have read the Prospectus and agree to the terms therein and herein.

Signature of Owner	Date of Birth (month / day / year)

Signature of Joint Owner	Date of Birth (month / day / year)

Date (month / day / year)